UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

NuScale Power Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

67079K100
(CUSIP Number)

Christopher Kentaro Jones

Japan NuScale Innovation, LLC

3151 Briarpark Drive, Suite 400

Houston, TX 77042, U.S.A.

+1 832 591 2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Michihiro Nishi

Clifford Chance, Tokyo

1-1, Marunouchi 1-chome, Palace Building, 3rd floor

Chiyoda-ku

Tokyo 100-0005

Japan

+81 3 6632 6600

May 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Japan NuScale Innovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,285,070[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

[1]	Includes the power to vote JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[2]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON Japan Bank for International Cooperation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,285,070[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON BK

[3]	Includes the power to vote JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[4]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON JGC Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,285,070[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

[5]	Includes the power to vote JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[6]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON JGC America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,285,070[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[8]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

[7]	Includes the power to vote JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[8]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON IHI Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,285,070[9]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[10]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

[9]	Includes the power to vote JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[10]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

CUSIP NO. 67079K100

1	NAME OF REPORTING PERSON IHI Americas Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,285,070[11]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,285,070[12]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,285,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

[11]	Includes the power to vote JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

[12]	Includes the power to dispose of JNI's 19,285,070 Class B Shares, which JNI has a right to exchange for an equal number of Class A Shares (see Item 6).

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Shares"), of NuScale Power Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6650 SW Redwood Lane, Suite 210, Portland, OR 97224. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)-(c), (f) This Statement is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) Japan NuScale Innovation, LLC ("JNI"), a Delaware limited liability company, whose principal business is to invest in NuScale. JNI's principal business address is 3151 Briarpark Drive, Suite 400, Houston, Texas 77042, USA;

(ii) Japan Bank for International Cooperation ("JBIC"), a Japanese kabushiki kaisha, wholly owned and controlled by the Government of Japan, whose principal business is serving as a policy-based financial institution to contribute to the sound development of Japan and the international economy and society. JBIC's principal business address is 4-1, Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo 100-8144, Japan;

(iii) JGC Holdings Corporation ("JGC"), a Japanese kabushiki kaisha, whose principal business is to control and manage the business activities of companies by holding shares or interests to engage in engineering, procurement, and construction ("EPC"), and operation and maintenance ("O&M") activities related to plants, facilities and systems in such areas of business as petroleum, petroleum refining, petrochemicals, gas, chemicals in general, electric power, steel manufacturing, non-ferrous metals, metal refining, nuclear power. JGC's principal business address is 2 Chome-3-1 Minatomirai, Nishi Ward, Yokohama, Kanagawa 220-6001, Japan;

(iv) JGC America, Inc. ("JGC America"), a Texas corporation and wholly owned subsidiary of JGC, which is the primary JGC operating company in the United States and provides EPC contracting and management, commissioning, and O&M services in a wide range of plant construction fields across the United States, including LNG, gas to liquids, oil and gas production, petroleum refining, petrochemicals, and gas chemicals. JGC America's principal business address is 3151 Briarpark Drive, Suite 400, Houston, Texas 77042, USA;

(v) IHI Corporation ("IHI"), a Japanese kabushiki kaisha, whose principal business is as a comprehensive heavy-industry manufacturer. IHI's principal business address is TOYOSU IHI BUILDING, 1-1, Toyosu 3-chome, Koto-ku, Tokyo 135-8710, Japan; and

(vi) IHI Americas Inc. ("IHI America"), a Delaware corporation and wholly owned subsidiary of IHI, which oversees the IHI group's businesses in the Americas. IHI America's principal business address is 1251 Avenue of the Americas, Suite 750, New York, New York 10020, USA.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Each of the Reporting Persons is a party to that certain Joint Filing Agreement, attached as Exhibit 99.1 to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

Information regarding the executive officers and directors of each of the Reporting Persons is set forth in Annex A hereto.

(d)-(e) During the last five years, none of JNI, JBIC, JGC, JGC America, IHI or IHI America and, to the knowledge of JNI, JBIC, JGC, JGC America, IHI and IHI America, none of the persons listed as directors or executive officers of JNI, JBIC, JGC, JGC America, IHI or IHI America in Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

JBIC, JGC America and IHI America are parties to the JNI LLCA (see Item 6) and may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. For a description of the relationship between the Reporting Persons, see Items 4 and 6.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares reported herein were received by the applicable Reporting Person on May 2, 2022, pursuant to the Agreement and Plan of Merger dated December 13, 2021 (as amended, the "Merger Agreement", and the merger described therein, the "Merger"), by and among Spring Valley Acquisition Corp. (the predecessor to the Issuer prior to the Merger), Spring Valley Merger Sub, LLC, an Oregon limited liability company, and NuScale Power, LLC ("NuScale LLC"). In connection with the Merger, the Issuer issued to JNI 19,285,070 shares of Class B common stock, par value $0.0001 per share, of Issuer (the "Class B Shares") and the same number of Class B common units of NuScale LLC (the "Class B Units") in exchange for pre-existing equity that JNI held in NuScale LLC. As further described in Item 6, each Class B Share (together with a Class B Unit) is exchangeable for one Class A Share. The Class A Shares and Class B Shares are each entitled to one vote per share and vote together as a single class on all matters.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference.

On March 30, 2021, as an indirect investment by JGC America, JNI acquired certain preferred units of NuScale LLC (the "JGC Purchase"). In connection with the JGC Purchase, NuScale LLC entered into a business collaboration agreement with Fluor Enterprises, Inc. ("Fluor") and JGC, pursuant to which NuScale LLC and Fluor granted JGC certain rights in the engineering, procurement, construction, and commissioning ("EPCC") of the 6-module power plant to be deployed at the Idaho National Laboratory as part of Utah Associated Municipal Power Systems' Carbon Free Power Project as well as future EPCC opportunities, subject to JGC, Fluor, and NuScale LLC's commercially reasonable efforts to mutually agree on reasonable pricing.

On June 1, 2021, as an indirect investment by IHI America, JNI acquired certain preferred units of NuScale LLC (the "IHI Purchase"). In connection with the IHI Purchase, NuScale LLC entered into a business collaboration agreement with Fluor and IHI, pursuant to which NuScale LLC guaranteed a certain value of scope of work to IHI, subject to NuScale LLC and IHI reaching agreement on pricing.

On April 4, 2022, as an indirect investment by JBIC for the purpose of supporting overseas business expansion of JGC and IHI, achieving the nuclear energy policies of the Japanese Government, and enhancing Japan-U.S. cooperation in the field of nuclear energy, JNI purchased 40,145,985 Series A preferred units of NuScale LLC from Fluor for an aggregate purchase price of approximately $110 million (the "JBIC Purchase"). These Series A preferred units and the preferred units purchased in the JGC Purchase and IHI Purchase were converted into 19,285,070 shares of Class B Shares and the same number of Class B Units in the Merger.

General

The Reporting Persons indirectly acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of JNI LLCA, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the common stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented. Pursuant to the Voting Agreement, as further described in Item 6, the Issuer is obligated to use good faith efforts to comply with certain environmental and social guidelines and, upon clearance by the Committee on Foreign Investment in the United States (CFIUS) with respect to the JBIC Purchase, JNI shall be entitled to nominate one director to the board of directors of the Issuer (which nomination Fluor will support).

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

(a)-(b) While JNI currently only holds Class B Units and Class B Shares, as a result of the Exchange Right, described in further detail in Item 6, as of the effective time of the Merger, JNI and the other Reporting Persons may be deemed to have shared beneficial ownership of 19,285,070 Class A Shares. As of the date of this filing, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Class A Shares.

	Directly Owned		Indirectly Owned		Directly and Indirectly Owned
	Number	% of Class	Number	% of Class	Number	% of Class
JNI	19,285,070	8.7%	0	0%	19,285,070	8.7%
JBIC(1)	0	0%	19,285,070	8.7%	19,285,070	8.7%
JGC(2)	0	0%	19,285,070	8.7%	19,285,070	8.7%
JGC America(1)	0	0%	19,285,070	8.7%	19,285,070	8.7%
IHI(3)	0	0%	19,285,070	8.7%	19,285,070	8.7%
IHI America(1)	0	0%	19,285,070	8.7%	19,285,070	8.7%

(1)	JBIC, JGC America, and IHI America collectively own 100% of the equity interests of JNI. Consequently, JBIC, JGC America, and IHI America may be deemed to indirectly possess shared voting power over, and therefore beneficially own, the 19,285,070 Class B Shares directly held by JNI, which such Class B Shares may be exchanged for Class A Shares.
(2)	JGC is the sole shareholder of JGC America. Consequently, JGC may be deemed to indirectly possess shared voting power over, and therefore beneficially own, 19,285,070 Class B Shares directly held by JNI, which such Class B Shares may be exchanged for Class A Shares.
(3)	IHI is the sole shareholder of IHI America. Consequently, IHI may be deemed to indirectly possess shared voting power over, and therefore beneficially own, 19,285,070 Class B Shares directly held by JNI, which such Class B Shares may be exchanged for Class A Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Class A Shares held by other Reporting Persons, and each of the Reporting Persons expressly disclaims such beneficial ownership.

(c) Other than pursuant to the Merger, JBIC Purchase, and the Voting Agreement described in Item 6 herein, no transactions in Class A Shares were effected by the Reporting Persons or the persons listed as directors or executive officers of JNI, JBIC, JGC, JGC America, IHI or IHI America in Schedule A attached hereto during the 60 day period ended May 12, 2022.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or the persons listed as directors or executive officers of JNI, JBIC, JGC, JGC America, IHI or IHI America in Schedule A attached hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Voting Agreement

On April 4, 2022, Fluor, NuScale, JNI and JBIC entered into that certain letter agreement regarding Board and Management Rights (the "Voting Agreement"), pursuant to which the Issuer is obligated to use good faith efforts to comply with certain environmental and social guidelines advocating for the prevention and minimization of impact on the environment and local communities and, subject to approval from CFIUS of the JBIC Purchase, JNI will be entitled to nominate one director to the board of directors of the Issuer (the "Director Nomination Right") and Fluor will be required to vote its equity interests in the Issuer in favor of electing such nominee upon approval by the Issuer's Nomination and Corporate Governance Committee (the "Voting Obligation"). As of the date of this Schedule 13D, such approval from CFIUS has not yet been obtained and accordingly, the Director Nomination Right and the Voting Obligation are not yet in effect.

JNI LLCA

On March 22, 2022, JNI, JGC America, IHI America and JBIC entered into the Third Amended and Restated Limited Liability Company Agreement of JNI (the "JNI LLCA") for the purpose of investing in NuScale LLC. Pursuant to the JNI LLCA, any matter to be voted on by the members requires the unanimous approval of such members, and any matter to be voted on by the directors appointed by the members requires at least 1 vote from a director appointed by each member. Subject to the terms of the JNI LLCA, each member may cause JNI to purchase all of such member's membership interest in JNI in exchange for the transfer of Class B Units and Class B Shares attributable to such member and held by JNI back to such member ("Transfer of Investment"). Upon a proposed Transfer of Investment by a member, each of the other members has a certain right of first refusal to purchase all but not less than all of its pro-rata portion of the selling member's membership interest in JNI.

NuScale LLCA

At the effective time of the Merger on May 2, 2022 (the "Effective Time"), the existing Fifth Amended and Restated Limited Liability Company Agreement of NuScale LLC was amended and restated as the Sixth Amended and Restated Limited Liability Company Agreement of NuScale LLC (the "NuScale LLCA"), and in connection therewith, (1) each existing preferred unit issued and outstanding immediately prior to the Effective Time was reclassified into Common Units of NuScale LLC and (2) immediately after such reclassification, each such Common Unit (including those created in the preceding reclassification) was reclassified into a fraction of Class B Units of NuScale LLC equal to the Exchange Ratio (as defined in the Merger Agreement). At the closing of the Merger, pre-existing equity interests held by JNI, Fluor, and the other equityholders of NuScale LLC (collectively, the "NuScale Equityholders") immediately prior to the Merger were re-classified into 178,396,711 Class B Units, and each NuScale Equityholder received a number of shares of duly authorized, validly issued, fully paid and nonassessable, noneconomic voting shares of Class B Shares equal to the number of Class B Units held by such NuScale Equityholder as a result of the Merger. Following the closing of the Merger, subject to the terms and conditions of the NuScale LLCA and the applicable exchange policy and other applicable organizational agreements, the holders of Class B Units shall be able to exchange (x) one Class B Unit and one Class B Share for (y) one Class A Share (the "Exchange Right").

The foregoing descriptions of the Voting Agreement, JNI LLCA, and NuScale LLCA do not purport to be complete and are qualified in their entirety by reference to the Voting Agreement, JNI LLCA, and NuScale LLCA, respectively, which are filed as Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, to this Schedule 13D and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of May 12, 2022, by and among the Reporting Persons

99.2	Voting Agreement, dated as of April 4, 2022, by and among Japan NuScale Innovation, LLC, NuScale Power, LLC, Fluor Enterprises, Inc., and Japan Bank for International Cooperation (incorporated by reference to Exhibit 10.23 to the Issuer's current report on Form 8-K filed with the SEC on May 5, 2022).

99.3	JNI LLCA, dated as of March 22, 2022, by and among Japan NuScale Innovation, LLC, JGC America, Inc., IHI Americas Inc., and Japan Bank for International Cooperation.

99.4	NuScale LLCA, dated as of May 2, 2022, by and among the Japan NuScale Innovation, LLC, Fluor Enterprises, Inc., and the other parties thereto (incorporated by reference to Exhibit 10.12 to the Issuer's current report on Form 8-K filed with the SEC on May 5, 2022)

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2022

JAPAN NUSCALE INNOVATION, LLC	JAPAN BANK FOR INTERNATIONAL COOPERATION

/s/ Yasuharu Kimura	/s/ Kentaro Morita
Name: Yasuharu Kimura	Name: Kentaro Morita
Title: Chairperson of the Board	Title: Managing Executive Officer, Global Head of Equity Finance Group

IHI CORPORATION	IHI AMERICAS INC.

/s/ Hiroyuki Ogata	/s/ Toshimichi Anzai
Name: Hiroyuki Ogata	Name: Toshimichi Anzai
Title: General Manager of Nuclear Energy Business Unit	Title: President and Chief Executive Officer

JGC HOLDINGS CORPORATION	JGC AMERICA, INC.

/s/ Tadashi Ishizuka	/s/ Tsutomu Akabane
Name: Tadashi Ishizuka	Name: Tsutomu Akabane
Title: Representative Director, President and Chief Operating Officer	Title: Chairman of the Board, Director

[Signature Page to Schedule 13-D]

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JAPAN NUSCALE INNOVATION, LLC

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Christopher Kentaro Jones*	Director	United Kingdom

Yasuharu Kimura*	Chairperson of the Board, Director	Japan

Takahiro Shimoota*	Director	Japan

Takehiko Hirose*	Director	Japan

Hiroyuki Ogata*	Director	Japan

Yoshio Yonezawa*	Director	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JAPAN BANK FOR INTERNATIONAL COOPERATION

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Tadashi Maeda*	Governor	Japan

Nobumitsu Hayashi*	Deputy Governor	Japan

Kazuhiko Amakawa*	Executive Managing Director	Japan

Shigeto Hashiyama*	Senior Managing Director	Japan

Ichiro Oishi*	Senior Managing Director	Japan

Kazuhiko Tanaka*	Senior Managing Director	Japan

Shinichi Koizumi*	Managing Director (Outside Director)	Japan

Yoshinori Kawamura*	Managing Director (Outside Director)	Japan

Masayuki Tanimoto	Managing Executive Officer Global Head of Corporate Planning Group	Japan

Yo Kikuchi	Managing Executive Officer Global Head of Credit, Assessment and Risk Management Group	Japan

Kazunori Ogawa	Managing Executive Officer Global Head of Treasury and Systems Group	Japan

Yutaka Inaba	Managing Executive Officer Global Head of Energy and Natural Resources Finance Group	Japan

Makoto Uchida	Managing Executive Officer Global Head of Infrastructure and Environment Finance Group	Japan

Kenichi Aso	Managing Executive Officer Global Head of Industry Finance Group	Japan

Kentaro Morita	Managing Executive Officer Global Head of Equity Finance Group	Japan

Yasuaki Negishi	Executive Officer, Director General, Corporate Plannning Department, Corporate Planning Group	Japan

Masayuki Hamamatsu	Executive Officer, Director General, Human Resources Management Office, Corporate Planning Group	Japan

Yosuke Watanabe	Executive Officer, Director General, Treasury Department, Treasury and Systems Group	Japan

Satoshi Sasaki	Executive Officer for Osaka, Osaka Branch, Industry Finance Group	Japan

Noriko Nasu	Executive Officer, Director General, Internal Audit Department	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JGC HOLDINGS CORPORATION

Directors of JGC are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Masayuki Sato*	Representative Director Chairman and Chief Executive Officer (CEO)	Japan
Tadashi Ishizuka*	Representative Director President and Chief Operating Officer (COO)	Japan
Kiyotaka Terajima*	Member of the Board Senior Executive Vice President; Chief Financial Officer (CFO)	Japan
Yutaka Yamazaki*	Member of the Board	Japan
Shoji Yamada*	Member of the Board	Japan
Shigeru Endo*	Outside Director	Japan
Masayuki Matsushima*	Outside Director	Japan
Kazuo Ueda*	Outside Director	Japan
Noriko Yao*	Outside Director	Japan
Yasumasa Isetani	Audit and Supervisory Board Member	Japan
Kazuyoshi Muto	Audit and Supervisory Board Member	Japan
Masao Mori	Audit and Supervisory Board Member (Outside Auditor)	Japan
Koichi Ohno	Audit and Supervisory Board Member (Outside Auditor)	Japan
Norio Takamatsu	Audit and Supervisory Board Member (Outside Auditor)	Japan
Takuya Hanada	Executive Vice President; Chief Human Resource Officer & Chief Digital Officer	Japan
Yasuhiro Okuda	Senior Executive Officer; General Manager, Crisis Management Dept.	Japan
Masahiro Aika	Senior Executive Officer; Technology Commercialization Officer; General Manager, Sustainability Co-Creation Dept.	Japan
Masaki Ishikawa	Senior Executive Officer; Senior Advisor, Group Strategic Planning and Management Dept.	Japan
Aya Yamazaki	Executive Officer; Advisor, Group Strategic Planning and Management Dept and Sustainability Co-Creation Dept	Japan
Takeshi Kawasaki	Executive Officer; General Manager, Government/Industry Relations Dept.	Japan
Shigeru Adachi	Executive Officer; Advisor, Group Strategic Planning and Management Dept	Japan
Yoshihiro Mizuguchi	Executive Officer; Chief Technology Officer Manager, Sustainability Co-Creation Dept.	Japan
Akihito Sawaki	Executive Officer; Chief Information Officer	Japan
Keiji Tanigawa	Executive Officer; Manager, Sustainability Co-Creation Dept.	Japan
Satoshi Kurata	Executive Officer; General Counsel General Manager, Group Governance & Legal Dept.	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF JGC AMERICA, INC.

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Tsutomu Akabane*	Chairman of the Board, Director	Japan

Christopher Kentaro Jones*	President, Director	UK

Mutsuto Tone*	Director	Japan

Koji Sakurai*	Director	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF IHI CORPORATION

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Tsugio Mitsuoka*	Director Chairman of the Board	Japan
Hiroshi Ide*	Director President & Chief Executive Officer	Japan
Takeshi Yamada*	Director Executive Vice President & Senior Executive Officer	Japan
Tomoharu Shikina*	Director	Japan
Kazuki Awai*	Director	Japan
Takeshi Kawakami*	Director Managing Executive Officer	Japan
Yasuhiro Shigegaki*	Director Managing Executive Officer	Japan
Hideo Morita*	Director Managing Executive Officer	Japan
Kazuhiko Ishimura*	Director	Japan
Yoshiyuki Nakanishi*	Director	Japan
Chieko Matsuda*	Director	Japan
Minoru Usui*	Director	Japan
Masataka Ikeyama	Senior Executive Officer	Japan
Yoshinori Komiya	Managing Executive Officer	Japan
Kouji Takeda	Managing Executive Officer	Japan
Akihiro Seo	Managing Executive Officer	Japan
Nobuhiko Kubota	Managing Executive Officer	Japan
Tsuyoshi Tsuchida	Managing Executive Officer	Japan
Tetsuji Fujimura	Executive Officer	Japan
Kiyoshi Nihei	Executive Officer	Japan
Noriko Morioka	Executive Officer	Japan
Jun Kobayashi	Executive Officer	Japan
Kazuhiro Onitsuka	Executive Officer	Japan
Yukihisa Ozawa	Executive Officer	Japan
Go Maeda	Executive Officer	Japan
Shotaro Tabata	Executive Officer	Japan
Yoshikazu Hamada	Executive Officer	Japan
Yasuaki Fukumoto	Executive Officer	Japan
Chie Fukuoka	Executive Officer	Japan

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF IHI AMERICAS INC.

Directors are identified by an asterisk.

Name	Principal Occupation/Employment	Citizenship
Toshimichi Anzai*	Director President & Chief Executive Officer	Japan
Hideyuki Akita*	Director Executive Vice President & Chief Operating Officer	Japan
Kouichirou Nakamura*	Director Treasurer & Chief Financial Officer	Japan
Daisuke Yamada	Secretary & Chief Administrative Officer	Japan
Takashi Kashiwagi*	Director	Japan
Yasuaki Fukumoto*	Director	Japan
Tomoyuki Kuwata*	Director	Japan
Kensuke Yamamoto*	Director	Japan
Akiho Ando*	Director	Japan
Tadashi Nogaku*	Director	Japan
Oh Tsukada*	Director	Japan